20 Trafalgar Square Nashua, NH 03063

Phone: +1 603.883.5200
Fax: +1 603.595.6993
www.gtat.com

September 20, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Joseph McCann /Russell Mancuso

Re:                             SEC Comment Letter dated September 17, 2013

GT Advanced Technologies Inc.

Amendment No. 3 to Registration Statement on Form S-3,
filed September 11, 2013

File No. 333-189170

Ladies and Gentlemen:

Pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, GT Advanced Technologies Inc. (the “Company”) is attaching for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Amendment 4 to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  A copy of the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to the Registration Statement, in response to the comment letter to Thomas Gutierrez of the Company, dated September 17, 2013 from the Staff of the Commission, as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff two (2) typeset copies of Amendment No. 4 to the Registration Statement, which have been marked to indicate the changes from Amendment No. 3 to the Registration Statement, as submitted with the Commission on September 11, 2013.

For reference purposes, the Staff’s comment as reflected in the Staff’s letter dated September 17, 2013, is reproduced in italics, and the response of the Company is shown below such comment.  All references to page numbers in the Company’s response are to the page numbers in Amendment No. 4 to the Registration Statement.

1.              We note your revised disclosure in the third-to-last bullet point on page 11 continues to reference debt securities issued by “any other issuer.”  Accordingly, please tell us how your revised disclosure addresses the issue raised by the penultimate sentence of prior comment 5.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure in the third-to-last bullet point on page 11 to remove the reference to “any other issuer.”

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (603) 883-5200.

Very truly yours,

/s/ Thomas Gutierrez

Thomas Gutierrez
President and Chief Executive Officer

GT Advanced Technologies 20 Trafalgar Square Nashua, NH 03063	Phone: +1 603.883.5200 Fax: +1 603.595.6993	www.gtat.com